Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2022

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2022

TABLE OF CONTENTS

Page
Condensed consolidated interim statements of financial position	F-1
Condensed consolidated interim statements of comprehensive loss	F-2
Condensed consolidated interim statements of changes in equity	F-3 - F-4
Condensed consolidated interim cash flow statements	F-5 - F-6
Notes to the condensed consolidated interim financial statements	F-7 - F-9

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	June 30,
	2021	2022
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	12,990	14,000
Short-term bank deposits	44,145	29,146
Prepaid expenses	127	717
Other receivables	142	240
Total current assets	57,404	44,103

NON-CURRENT ASSETS
Property and equipment, net	952	810
Right-of-use assets, net	1,331	1,221
Intangible assets, net	21,704	21,704
Total non-current assets	23,987	23,735
Total assets	81,391	67,838

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	2,757	1,013
Accounts payable and accruals:
Trade	5,567	7,338
Other	1,227	1,132
Current maturities of lease liabilities	168	149
Total current liabilities	9,719	9,632
NON-CURRENT LIABILITIES
Warrants	1,859	186
Lease liabilities	1,726	1,452
Total non-current liabilities	3,585	1,638
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	13,304	11,270

EQUITY
Ordinary shares	21,066	21,157
Share premium	339,346	339,670
Warrants	975	975
Capital reserve	13,157	13,596
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(305,041)	(317,414)
Total equity	68,087	56,568
Total liabilities and equity	81,391	67,838

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2021	2022	2021	2022
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(5,139)	(5,395)	(9,417)	(9,830)
SALES AND MARKETING EXPENSES	(330)	(1,158)	(484)	(1,795)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,044)	(1,049)	(2,061)	(2,056)
OPERATING LOSS	(6,513)	(7,602)	(11,962)	(13,681)
NON-OPERATING INCOME (EXPENSES), NET	(217)	458	(4,778)	1,726
FINANCIAL INCOME	130	80	247	147
FINANCIAL EXPENSES	(242)	(379)	(541)	(565)
NET LOSS AND COMPREHENSIVE LOSS	(6,842)	(7,443)	(17,034)	(12,373)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.01)	(0.01)	(0.03)	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	669,138,994	715,365,554	614,780,845	715,260,781

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2021	9,870	279,241	-	12,322	(1,416)	(277,987)	22,030
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2021:
Issuance of share capital, net	8,386	37,495	975	-	-	-	46,856
Warrants exercised	2,235	18,967	-	-	-	-	21,202
Employee stock options exercised	5	41	-	(39)	-	-	7
Employee stock options forfeited and expired	-	143	-	(143)	-	-	-
Share-based compensation	-	-	-	832	-	-	832
Comprehensive loss for the period	-	-	-	-	-	(17,034)	(17,034)
BALANCE AT JUNE 30, 2021	20,496	335,887	975	12,972	(1,416)	(295,021)	73,893

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2022	21,066	339,346	975	13,157	(1,416)	(305,041)	68,087
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2022:
Issuance of share capital, net	89	177	-	-	-	-	266
Employee stock options exercised	2	12	-	(12)	-	-	2
Employee stock options forfeited and expired	-	135	-	(135)	-	-	-
Share-based compensation	-	-	-	586	-	-	586
Comprehensive loss for the period	-	-	-	-	-	(12,373)	(12,373)
BALANCE AT JUNE 30, 2022	21,157	339,670	975	13,596	(1,416)	(317,414)	56,568

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT APRIL 1, 2021	18,731	321,920	975	12,616	(1,416)	(288,179)	64,647
CHANGES FOR THREE MONTHS ENDED JUNE 30, 2021:
Issuance of share capital, net	1,581	12,516	-	-	-	-	14,097
Warrants exercised	184	1,444	-	-	-	-	1,628
Employee stock options exercised	-	3	-	(1)	-	-	2
Employee stock options forfeited and expired	-	4	-	(4)	-	-	-
Share-based compensation	-	-	-	361	-	-	361
Comprehensive loss for the period	-	-	-	-	-	(6,842)	(6,842)
BALANCE AT JUNE 30, 2021	20,496	335,887	975	12,972	(1,416)	(295,021)	73,893

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT APRIL 1, 2022	21,066	339,444	975	13,315	(1,416)	(309,971)	63,413
CHANGES FOR THREE MONTHS ENDED JUNE 30, 2022:
Issuance of share capital, net	89	177	-	-	-	-	266
Employee stock options exercised	2	12	-	(12)	-	-	2
Employee stock options forfeited and expired	-	37	-	(37)	-	-	-
Share-based compensation	-	-	-	330	-	-	330
Comprehensive loss for the period	-	-	-	-	-	(7,443)	(7,443)
BALANCE AT JUNE 30, 2022	21,157	339,670	975	13,596	(1,416)	(317,414)	56,568

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2021	2022
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Net loss for the period	(17,034)	(12,373)
Adjustments required to reflect net cash used in operating activities (see appendix below)	3,977	498
Net cash used in operating activities	(13,057)	(11,875)
CASH FLOWS – INVESTING ACTIVITIES
Investments in short-term deposits	(58,000)	(9,000)
Maturities of short-term deposits	15,776	24,141
Purchase of property and equipment	(38)	(62)
Net cash provided by (used in) investing activities	(42,262)	15,079
CASH FLOWS – FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	46,856	266
Exercise of warrants	10,907	-
Employee stock options exercised	7	2
Repayments of loan	(1,648)	(1,812)
Repayments of lease liabilities	(122)	(88)
Net cash provided by (used in) financing activities	56,000	(1,632)

INCREASE IN CASH AND CASH EQUIVALENTS	681	1,572
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	16,831	12,990
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(28)	(562)
CASH AND CASH EQUIVALENTS - END OF PERIOD	17,484	14,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2021	2022
	in USD thousands
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	362	314
Exchange differences on cash and cash equivalents	28	562
Fair value adjustments of warrants	4,889	(1,673)
Share-based compensation	832	586
Interest and exchange differences on short-term deposits	(103)	(142)
Interest on loan	176	68
Exchange differences on lease liability	(26)	(205)
	6,158	(490)
Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(1,212)	(688)
Increase (decrease) in accounts payable and accruals	(969)	1,676
	(2,181)	988
	3,977	498

Supplemental information on interest received in cash	39	146

Supplemental information on interest paid in cash	350	217

Supplemental information on non-cash transactions:
Acquisition of right-of-use asset	171	-

Exercise of warrants (portion related to accumulated fair value adjustments)	10,295	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1  –  GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in clinical stages, with a focus on the field of oncology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”). Each ADS represents 15 ordinary shares.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology.

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2024. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of June 30, 2022, and for the three and six months then ended, were approved by the Board of Directors on August 15, 2022, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2  –  BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2022 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2021 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of pandemics and wars across the globe on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets. In this regard, U.S. and global markets are currently experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and the capital markets. As of the date of release of these financial statements, the Company estimates there are no material effects of this conflict on its financial position and results of operations.

NOTE 3  –  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2021 and for the year then ended.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4  –  AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

The Company maintains an ATM facility with H.C. Wainwright & Co., LLC (“HCW”) pursuant to an ATM sales agreement entered into in September 2021. In accordance with the agreement, the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company has agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During the six months ended June 30, 2022, the Company issued a total of 203,775 ADSs under the program for total gross proceeds of approximately $0.3 million. From the effective date of the agreement through the issuance date of this report, 606,102 ADSs have been sold under the program for total gross proceeds of approximately $1.4 million.

NOTE 5  –  SHAREHOLDERS’ EQUITY

As of December 31, 2021 and June 30, 2022, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	June 30,
	2021	2022

Authorized share capital	1,500,000,000	1,500,000,000

Issued and paid-up share capital	715,156,008	718,283,665

	In USD and NIS
	December 31,	June 30,
	2021	2022

Authorized share capital (in NIS)	150,000,000	150,000,000

Issued and paid-up share capital (in NIS)	71,515,600	71,828,367

Issued and paid-up share capital (in USD)	21,066,368	21,157,309